[Ober|Kaler Letterhead]

April 26, 2011

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

ATTN: Mr. David Lyon

Re:	Carroll Bancorp, Inc.
Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-172770

Dear Mr. Lyon:

On behalf of Carroll Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. The Company has authorized us to make the various factual representations contained in this letter.

Enclosed are two copies of the Amendment, one of which is marked to show changes from the original filing. For your convenience, each of the comments set forth in your letter dated April 5, 2011 is set forth below, followed by the Company’s response. The numbered responses below correspond to the numbered comments in your letter.

Carroll Community Bank, page 1

1.	Please disclose your net loss for 2010 in the fourth paragraph, your declining income over the past two years and very briefly give your understanding as to the reasons for this situation. Consider moving this forward of the cease and desist order disclosure, as material.

In accordance with the Staff’s comment, we have included the following language on page 1 of the Amendment:

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April 26, 2011

Our net loss for the year ended December 31, 2010 was $135,670, compared to net income of $4,258 for the year ended December 31, 2009 and net income of $101,476 for the year ended December 31, 2008. Our net income declined during 2010 compared to 2009 primarily due to a decrease in gains on the sale/call of securities available-for-sale as a result of more securities being called in 2009 than in 2010 and the sale of higher-yielding securities during 2009. In addition, non-interest expense increased in 2010, primary compensation and benefits due to the hiring of a new experienced management team throughout 2009. Net income declined during 2009 compared to 2008 primarily as a result of increases in non-interest expense, primarily in compensation expense as we hired a number of new experienced management personnel during 2009.

How We Determined the Offering Range..., page 6

2.	Please include trading information for similar offerings over the past year. We assume this information is included in the appraisal report.

We have revised the prospectus to include this disclosure. Please see pages 9-10 of the Amendment.

Risk Factors, page 15

3.	A number of your risk factors, such as the first, state that you cannot provide assurance or cannot guarantee a particular outcome, please delete this language. Absent this fact there is no risk.

We have revised the disclosure in the Amendment in accordance with the Staff’s comment.

We may not be able to generate significant profits in the future, page 19

4.	Please revise the second paragraph, especially the first few sentences, to eliminate or explain accounting jargon.

In accordance with the Staff’s comment, we have revised this section to eliminate the references to the efficiency ratio. Please see pages 16-17 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-Performing and Problem Assets, page 54

5.	Please revise your disclosure on page 55 to quantify the total amount of modified loans, including those not classified and accounted for as troubled debt restructurings (TDRs), and an enhanced discussion of the underlying reasons to support your classification. In addition, to the extent TDRs become material, please confirm that you will revise your disclosure in future filings to:

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•	Discuss/quantify the concessions made on TDRs (e.g., reduction in interest rate, payment extensions, forgiveness of principal, etc);

•	Discuss/quantify the success rates with the different types of concessions, the amount of TDRs at each period end considered impaired;

•	Discuss the specific factors considered at the time a loan is restructured to determine whether the loan should accrue interest;

•	Quantify the amount of TDRs considered impaired at each period end; and

•	Quantify the amount of charge-offs during the period associated with TDRs and any valuation allowance at each period end.

In accordance with the Staff’s comment, we have revised the disclosure on pages 62-63 of the Amendment to include the following:

During 2010 a total of ten loans with balances of $2.0 million were modified, of which three loans with balances of $991,000 were classified as a troubled debt restructure, and during 2009 a total of 12 loans with balances of $3.3 million were modified, of which four loans with balances of $1.1 million were classified as a trouble debt restructure. For the modified loans not classified as a troubled debt restructure, the interest rate was lowered due to the lower rate environment in order to maintain the customer lending relationship. The troubled debt restructure loans were modified due to the borrower’s financial difficulties. In each case the interest rate was lowered to a current market rate and all past due interest and fees were capitalized as part of the new loan balance. Troubled debt restructures are treated as nonaccrual loans until the borrower has made at least six consecutive payments based on the contractual terms of their new loan. Interest collected during the nonaccrual period is recognized as interest income on a cash basis.

At December 31, 2010, we had three troubled debt restructured residential loans with aggregate outstanding balances of $832,000 in nonaccrual status and four troubled debt restructured residential loans with an aggregate balance of $1.2 million in performing status. At December 31, 2009, we had three troubled debt restructured residential loans which had an aggregate balance of $826,000 in nonaccrual status and one troubled debt restructured residential loan with a balance of $266,000 in performing status. No charge-offs to the allowance for loan losses have been taken as a result of any troubled debt restructures to date.

Further, on behalf of the Company we confirm that the Company will revise its disclosure in its future filings in compliance with the Staff’s comments to the extent that TDRs become material.

U.S. Securities and Exchange Commission

April 26, 2011

6.	We note your disclosure on page 55 describing your significant non-performing loan relationships at December 31, 2010. Please revise this disclosure to include a similar summary of the significant non-performing loan relationships at December 31, 2009 and a thorough discussion describing changes in (and related trends in) your non-performing loans balance.

We have revised the disclosure in accordance with the Staff’s comment. Please see pages 63-64 of the Amendment.

7.	Please revise your disclosure on page 56, surrounding your $634,000 non-performing commercial loan relationship, to state whether the disclosed loan to value ratio of the multi-family investment property securing a portion of the loan balance is the original loan to value ratio or the current loan to value ratio.

We have revised the disclosure in accordance with the Staff’s comment to clarify that the disclosed loan to value ratio is the current loan to value ratio. Please see page 63 of the Amendment.

8.	We note your disclosure on page 61 that your coverage ratio of the allowance for loans losses to non-performing loans was 23.15% and 19.08% at December 31, 2010 and 2009, respectively. Please revise your disclosure to address the specific factors contributing to this low coverage ratio at both period ends. In preparing your response and revised disclosures, at a minimum, please address the following:

•

Quantify the amount of charge-offs associated with your non-performing loans and discuss how these charge-offs impact your coverage ratio as well as any other key credit loss statistics and trends (e.g., were there non-performing loans for which the full loss has been charged-off and therefore no allowance is necessary thereby lowering the coverage ratio); and

•

To the extent you have a significant amount of impaired loans with no valuation allowance for which charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the deterioration in real estate values in your primary market area with your impairment conclusions. Address whether you make this assessment on a property-by-property basis based on specific appraisals or valuations or whether you consider the broader economic climate and widespread deterioration in real estate values when determining the need to obtain updated appraisals. To the extent relevant and possible, address the average age of appraisals used to determine the fair value of any collateral-dependent impaired loans at December 31, 2010 and 2009 for both impaired loans that did not require a specific allowance and for those that did require a specific allowance as well as how you monitor current collateral values, your policies for obtaining updated appraisals (e.g., triggers for obtaining appraisals) and the extent of any adjustments you make to appraisal values obtained, including the basis for such adjustments.

U.S. Securities and Exchange Commission

April 26, 2011

In accordance with the Staff’s comment, we have revised the disclosure on page 68 of the Amendment to include the following:

As of December 31, 2010 and 2009, nonperforming loans amounted to $2.9 million and $3.4 million, respectively. The amount of nonperforming loans requiring specific reserves totaled $1.8 million and $1.7 million, respectively and the amount of nonperforming loans with no specific valuation allowance totaled $1.1 million and $1.7 million, respectively, at December 31, 2010 and 2009.

Nonperforming loans are evaluated and valued at the time the loan is identified as impaired on a case by case basis, at the lower of cost or market value. Market value is measured based on the value of the collateral securing the loan. The value of real estate collateral is determined based on an appraisal by qualified licensed appraisers hired by us; during 2010 such appraisals were generally less than two months old. Appraised values may be discounted based on management’s historical experience, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and client’s business. The difference between the appraised value and the principle balance of the loan will determine the specific allowance valuation required for the loan, if any. Nonperforming loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

The recent deterioration in the real estate market has resulted in a decrease in the collateral value for many of the properties securing our classified loans. For some classified loans this has required a specific reserve when such loans become nonperforming or substandard. For other classified loans, while the value of some of the properties securing the loans has decreased, their values still exceed the carrying value of the corresponding loan requiring no specific valuation allowance. It is our practice to obtain updated appraisals if there is a material change in market conditions or if we become aware of new or additional facts that indicate a potential material reduction in the value of any individual property collateral.

In this regard, please note that while, when necessary (i.e. when the value of the collateral is less than the amount of the loan), Carroll Community Bank allocates a specific reserve to non-performing loans, the Bank does not charge-off non-performing loans against the allowance for loan losses until the loss is confirmed, which could mean that the loan is charged-off when written off or moved into other real estate owned.

Supervision and Regulation, page 77

9.	You may not qualify this discussion by reference to the actual laws and regulations. Revise to eliminate the qualification to “certain” aspects of the statutes and regulations. Indicate that all material information is provided.

We have removed this referenced in accordance with the Staff’s comment. Please see

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page 85 of the Amendment.

How we determined Our Price and…, page 100

10.	Please revise the paragraph bridging page 100 and 101 to clarify that RP Financial estimated your company’s value and that figure is the midpoint. Disclose that the range was established using an OTS formula and does not reflect the needs of the company.

We have revised the disclosure in accordance with the Staff’s comment. Please see page 109 of the Amendment.

Material Income Tax Consequences, page 112

11.	Revise the first sentence of the second paragraph to delete the qualification that the consequences “include” those stated. All of the material consequences set out in the open need to be disclosed.

We have revised the disclosure to clarify that all of the material tax consequences are disclosed. Please see page 121 of the Amendment.

Financial Statements

Notes to Financial Statements

Note 3. Loans and Allowance for Loan Losses, page F-14

12.	We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20, Please tell us how you considered paragraphs 55-16 through 55-18 and paragraph 55-22 of ASC 310-10 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. In addition, please revise your disclosure to clearly identify your portfolio segments and classes of financing receivables and in the event you conclude you have additional classes of financing receivables revise your disclosures accordingly.

We have modified the tabular disclosures on pages F-16-19 to provide further disaggregation of our loan portfolio segments into classes. Management monitors risk and performance within the loan portfolio using information at the class level. We have also modified the accounting policy disclosure on page F-9 to include the following additional disclosure identifying our portfolio segments and classes.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The commercial real estate (“CRE”) loan segment is further disaggregated into two classes; owner occupied loans and non-owner occupied loans. Non-owner occupied CRE loans, which include loans secured by non-owner occupied nonfarm nonresidential properties,

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generally have a greater risk profile than owner occupied CRE loans. The residential mortgage loan segment is further disaggregated into four classes: first lien mortgages, second or junior lien mortgages, construction / land loans, and investor mortgages. The consumer loan segment consists primarily of installment loan secured by deposits with the Bank.

13.	We note that your accounting policy disclosures on page F-9 (e.g., allowance for loan losses, non-accrual, impaired loan, etc) and certain qualitative disclosures (e.g., description of credit quality indicators) appear to apply to all identified portfolio segments and classes of financing receivables. Please revise your disclosure to ensure that your policy and qualitative disclosures are at the appropriate disaggregated level as stipulated in ASU 2010-20.

As discussed in response to the Staff’s comment No. 12, we have revised our accounting policy disclosures on page F-9 and our tabular presentations on pages F-16-19 regarding disaggregation of the loan portfolio. We have also added the following statement to our accounting policy regarding the Allowance for Loan Losses:

All non-classified commercial loans greater than $50,000 are reviewed annually to determine its proper risk classification.

14.	Please revise to disclose the amount of interest income recognized using a cash-basis method of accounting during the time within the period that the loans were impaired for each period for which results of operations are presented. Refer to ASC ###-##-####(c)(3).

We have modified the disclosures on page F-17 to disclose interest income recognized on a cash-basis for each period for which results of operations is presented.

15.	Please revise to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

We do not measure impairment based on the present value of expected future cash flows, as we rely on the fair value of the collateral, less selling costs, for loans that are collateral dependent.

We have accordingly modified our accounting policy disclosure on page F-9 and F-10 to eliminate impairment measures based on expected cash flows.

16.	Please revise your disclosure on page F-18 to explicitly state the date or range of dates for which your risk rankings were updated. Refer to ASC 310-10-50-29(c).

The disclosure on page F-16 regarding credit quality indications has been modified to include the following:

Loans classified special mention, substandard doubtful or loss are reviewed at

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least quarterly to determine their appropriate classification. Non-classified commercial loan relationships greater than $50,000 are reviewed annually. Non-classified residential mortgage loans and consumer loans are not evaluated unless a specific event occurs to raise the awareness of a possible credit deterioration.

Exhibit 5

17.	Please file exhibit 5 with your next amendment.

We have filed exhibit 5 with the Amendment.

Exhibit 8

18.	We note from page 2 that this is an opinion as to both federal and State of Maryland income tax consequences, however the opinion only appears to address federal consequences. Please advise.

We respectfully direct the Staff’s attention to paragraph 8 of the opinion, which states that “The Maryland income tax consequences of the transactions described above to Holding Company, the Bank, and the former members of the Bank will be identical to their consequences for federal income tax purposes.” As discussed in our telephone conversation on April 7, 2011, we believe this addresses the Staff’s comment.

19.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

We have revised the tax opinion filed as exhibit 8 with the Amendment in accordance with the Staff’s comment.

General

20.	Please provide an updated consent from your independent accountants in your next amendment and consider the need to revise your document to include a recent developments section that addresses your latest interim results.

We have included as exhibit 23.2 with the Amendment an updated consent from the Company’s independent accounts. The Amendment also includes a Recent Developments section, beginning on page 29, that discusses Carroll Community Bank’s interim results for the quarter ended March 31, 2011.

*        *        *         *        *

U.S. Securities and Exchange Commission

April 26, 2011

We believe that this amendment is responsive to your comments. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif
Penny Somer-Greif

cc:	Russell J. Grimes
Carroll Community Bank